Filed pursuant to Rule 433

Registration No. 333-232626

Final Term Sheet

Issuer:	Province of Ontario

Existing Long-Term Issuer Ratings[1]:	S&P: A+; Moody’s: Aa3; Fitch: AA-; DBRS: AA (low)

Title:	1.125% Bonds due October 7, 2030

Aggregate Principal Amount:	US$1,250,000,000

Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Trade Date:	September 29, 2020

Issue Date (Settlement Date):	October 7, 2020 (T+6)

Maturity Date:	October 7, 2030

Interest Payment Dates:	October 7 and April 7 of each year, commencing April 7, 2021. Interest will accrue from October 7, 2020.

Spread to Treasury:	+ 48.7 basis points

Spread to Mid-Swaps:	+ 45 basis points

Benchmark Treasury:	UST 0.625% due August 15, 2030

Treasury Spot/Yield:	$99-26 / 0.645%

Yield to Maturity:	1.132% semi annual

Interest Rate:	1.125%

Public Offering Price:	99.934% plus accrued interest from October 7, 2020 if settlement occurs after that date

Day Count Convention:	30/360

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:	Barclays Bank PLC BMO Capital Markets Corp. Goldman Sachs International J.P. Morgan Securities plc National Bank of Canada Financial Inc.

Prospectus and Prospectus Supplement:	Prospectus dated as of August 23, 2019, and Preliminary Prospectus Supplement dated as of September 29, 2020.

https://www.sec.gov/Archives/edgar/data/74615/000119312520257262/d23467d424b2.htm

MiFID II Product Governance:	Professional & Eligible Counterparties target market

CUSIP# / ISIN#:	683234AR9 / US683234AR91

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Professional Segment of the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis.

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is six business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next two succeeding business days should consult their own adviser.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, BMO Capital Markets Corp. at 1-866-864-7760, Goldman Sachs International at 1-866-471-2526, or J.P. Morgan Securities plc at 1-866-430-0686.

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area and the United Kingdom Legend:

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the Bonds in any Member State of the European Economic Area or in the United Kingdom (the “UK”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of the Bonds. Accordingly, any person making or intending to make any offer within a Member State or in the UK of the Bonds which are the subject of an offering contemplated in the prospectus supplement and the base prospectus may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the Bonds shall require the Issuer or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Neither the Issuer nor any underwriter has authorized, nor do they authorize, the making of any offer of the Bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation.

Neither the Issuer nor any underwriters have authorized, nor do they authorize, the making of any offer of the Bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the Bonds contemplated in the prospectus supplement.

Swiss Legend:	The prospectus dated as of August 23, 2019, the preliminary prospectus supplement dated as of September 29, 2020 and this notice do not constitute a public offering prospectus. The prospectus dated as of August 23, 2019 , the preliminary prospectus supplement dated as of September 29, 2020, this notice and any other offering or marketing material relating to the Bonds may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the Bonds by the public. “Public” shall have the meaning as per articles 652a and 1156 of the Swiss Code of Obligations.

OTHER:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC COMMUNICATION SYSTEM.